Exhibit 12.1
HYATT HOTELS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions of dollars)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$500	$322	$116	$78	$128
Fixed charges	129	105	95	81	83
Distributed income of equity method investees	70	39	15	12	9
Subtract: Interest capitalized net of amortization	4	5	1	1	9
Subtract: Non-controlling interest loss with no fixed charges	(1)	(2)	(1)	(1)	(10)
Total Earnings	$696	$463	$226	$171	$221

Fixed Charges:
Interest expense	$78	$74	$74	$61	$65
Interest within rent expense	28	26	21	20	18
Performance guarantees expense	23	5	—	—	—
Total Fixed Charges	$129	$105	$95	$81	$83

Ratio of Earnings to Fixed Charges (1)	5.4x	4.4x	2.4x	2.1x	2.7x

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings before adjustments for income or loss from equity investees; and fixed charges include: interest (expenses and capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness, the interest portion of rent expense that is deemed to be representative of the interest factor, and performance guarantee expense. Our performance guarantee arrangements are primarily subject to annual performance guarantee metrics.